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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tarrant Apparel Group

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876289109

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

13G
CUSIP No. 876289109			Page 2 of 11

1.	Name of Reporting Person: Atlas Capital Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 687,468

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 687,468

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 687,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%

12.	Type of Reporting Person: PN

13G
CUSIP No. 876289109			Page 3 of 11

1.	Name of Reporting Person: Atlas Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 330,508

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 330,508

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 330,508

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.1%

12.	Type of Reporting Person: PN

13G
CUSIP No. 876289109			Page 4 of 11

1.	Name of Reporting Person: Atlas Capital ID Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,074

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 9,074

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,074

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 876289109			Page 5 of 11

1.	Name of Reporting Person: Atlas Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,027,050

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,027,050

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,027,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.6%

12.	Type of Reporting Person: HC/PN

13G
CUSIP No. 876289109			Page 6 of 11

1.	Name of Reporting Person: RHA, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,027,050

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,027,050

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,027,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.6%

12.	Type of Reporting Person: HC/CO

13G
CUSIP No. 876289109			Page 7 of 11

1.	Name of Reporting Person: Robert H. Alpert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,027,050

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,027,050

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,027,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.6%

12.	Type of Reporting Person: HC/IN

CUSIP No. 876289109	Page 8 of 11

Item 1(a)           Name of Issuer:

Tarrant Apparel Group

Item 1(b)           Address of Issuer’s Principal Executive Offices:

3151 East Washington Boulevard Los Angeles, California 90023

Item 2(a)           Names of Persons Filing:

Atlas Capital Master Fund, L.P., a Cayman Islands exempted limited partnership
Atlas Capital (Q.P.), L.P., a Texas limited partnership
Atlas Capital ID Fund, L.P., a Texas limited partnership
Atlas Capital Management, L.P., a Texas limited partnership
RHA, Inc., a Texas corporation
Robert H. Alpert, a citizen of the United States

Item 2(b) Address of Principal Business Offices:

100 Crescent Court, Suite 880 Dallas, Texas 75201

Item 2(c)           Citizenship:

See Item 2(a) above.

Item 2(d)           Title of Class of Securities:

Common Stock, without par value

Item 2(e)           CUSIP No:

876289109

CUSIP No. 876289109	Page 9 of 11

Item 3           Status of Persons Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4           Ownership:

(a)	As of December 31, 2004, Atlas Capital Master Fund, L.P. (“Master”) was the record holder of 687,468 shares of Common Stock, Atlas Capital (Q.P.), L.P. (“QP”) was the record holder of 330,508 shares of Common Stock and Atlas Capital ID Fund, L.P. (“ID”) was the record holder of 9,074 shares of Common Stock. Atlas Capital Management, L.P. (“ACM”) is the general partner of Master, QP and ID. RHA, Inc. is the general partner of ACM. Robert H. Alpert is the President of RHA, Inc. In the foregoing capacities, ACM, RHA, Inc. and Mr. Alpert may each be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Master, QP and ID.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

CUSIP No. 876289109	Page 10 of 11

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5           Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6           Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8           Identification and Classification of Members of the Group:

Not applicable.

Item 9           Notice of Dissolution of Group:

Not applicable.

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 876289109	Page 11 of 11

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2005

ATLAS CAPITAL (Q.P.), L.P. By: Atlas Capital Management, L.P., its general partner By: RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Robert H. Alpert
President

ATLAS CAPITAL MASTER FUND, L.P. By: Atlas Capital Management, L.P., its general partner By: RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Robert H. Alpert
President

ATLAS CAPITAL ID FUND, L.P. By: Atlas Capital Management, L.P., its general partner By: RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Robert H. Alpert
President

ATLAS CAPITAL MANAGEMENT, L.P. By: RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Robert H. Alpert
President

RHA, INC.
By:	/s/ Robert H. Alpert
Robert H. Alpert
President

/s/ Robert H. Alpert
Robert H. Alpert

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated January 28, 2005, entered into by and among Atlas Capital (Q.P.), L.P., Atlas Capital Master Fund, L.P., Atlas Capital ID Fund, L.P., Atlas Capital Management, L.P., RHA, Inc. and Robert H. Alpert.